CREDITEASE FINANCIAL SERVICES (USA) CORP.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 70296

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020
                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CREDITEASE FINANCIAL SERVICES (USA) CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 PARK PLAZA, SUITE 550
(No. and Street)

IRVINE   C.A.   92614
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID LIU   949-667-9799
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HUTCHINSON AND BLOODGOOD LLP
(Name – *if individual, state last, first, middle name*)

550 N Brand Blvd.,14th FL   Glendale   CA   91203
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID LIU _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
CREDITEASE FINANCIAL SERVICES (USA) CORP.
_____ , as
of DECEMBER 31 _____, 20 20 ____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
David Liu
Signature

CEO
_____
Title

_____
Notary Public

This report ** contains (check all applicable box

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CREDITEASE FINANCIAL SERVICES (USA) CORP.



HUTCHINSON and **BLOODGOOD** LLP

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

550 N. Brand Blvd., 14th Floor
Glendale, CA 91203
t 818.637.5000 f 818.240.0949
www.hbllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
CreditEase Financial Services (USA) Corp.
Irvine, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CreditEase Financial Services (USA) Corp. (the Company) as of December 31, 2020, and the related statements of operations, shareholders' equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedules I and II (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hutchinson and Bloodgood LLP

We have served as the Company's auditor since 2020.

Glendale, California
February 23, 2021

CREDITEASE FINANCIAL SERVICES (USA) CORP.
Statement of Financial Condition
As of December 31, 2020

Assets		
Cash	$	395,447
Cash, restricted		4,116
Prepaid expenses and other assets		1,719
Right of use asset		25,295
Total assets	$	426,577
Liabilities and Shareholder's Equity		
Due to related party		5,712
Accounts payable and accrued expenses		11,540
Lease liability		25,542
Total liabilities		42,794
Shareholder's Equity		383,783
Total liabilities and Shareholder's equity	$	426,577

1.   **Organization**

CreditEase Financial Services (USA) Corp., (the "Company") was organized in the state of Delaware on April 19, 2018. The Company is part of CreditEase Group of companies, a leading FinTech group based in China. The Company operates from the headquarters in Irvine, California. The Company was organized as a corporation principally to engage in private placement activity (Reg D) and is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc.(FINRA) effective July 27, 2020.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Cash and Restricted Cash
Cash consists of cash in banks, primarily held at one financial institution which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company maintains cash account with the Central Registration Depository (CRD) for regulatory purposes, this cash balance is considered restricted cash, and classified as such in the statement of financial condition.

Adoption of New Accounting Standard
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326). The ASU introduces a new credit loss methodology, Current Expected Credit Losses (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. Since its original issuance in 2016, the FASB has issued several updates to the original ASU.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for certain financial assets at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current U.S. GAAP, which generally require that a loss be incurred before it is recognized.

Management is evaluating adoption of this ASU. The extent of the impact upon adoption is not known and will depend on the characteristics of the Company's financial instruments and economic conditions on that date as well as forecasted conditions thereafter.

Revenue Recognition
The Company adopted ASC Topic 606, Revenue from Contracts with Customers. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to

2.   **Summary of Significant Accounting Policies (Continued)**

Revenue Recognition (Continued)
follow a five step model to (a) identify the contract(s) with a customer, (b) intify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company enters into arrangements with managed accounts or pooled investment vehicles (funds) to distribute shares to investors. The Company may receive placement fees paid by the fund up front, or over time or a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually quarterly. Placement fees recognized in the current period are related to performance obligations that have been satisfied.

Coronavirus
The outbreak of the novel coronavirus ("COVID-19") in many countries continues to adversely impact global commercial activity and has contributed to significant volatility in financial markets. The World Health Organization has declared COVID-19 a "Public Health Emergency of International Concern." The global impact of the outbreak continues to evolve, and as cases of the virus have continued to be identified, many countries have reacted by instituting quarantines and restrictions on travel. Such actions are creating disruption in global supply chains, and adversely impacting a number of industries. The outbreak could have a continued adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of COVID-19. Nevertheless, COVID-19 could have a material impact on the Company's financial statements.

Income Taxes
Management has analyzed the tax positions taken and has conclude that as of December 31, 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

The Company's federal, state and local tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. In general, the federal income tax returns have a three year statute of limitations. In CA, the statute of limitation is 4 years. The company would recognize accrued interest and penalties associated with uncertain tax positions, if any, as part of the income tax provision.

3.   **Related Party Transactions**

Effective September 1, 2020 the Company leases office space under an sublease agreement with Good Hope USA Consulting Services Inc ("Good Hope"). Good Hope is also part of CreditEase Group of companies, a leading FinTech group based in China. As of December 31, 2020, the Company owed $1,240 to Good Hope.

3. **Related Party Transactions (Continued)**

On September 24, 2020, the Company and Good Hope entered into a Support Services Agreement (the "Expense Sharing Agreement"). In accordance with the Expense Sharing Agreement, the Company reimburses Good Hope, on a monthly basis, for a proportional share of support service and salaries by Good Hope who provided services to the Company. As of December 31, 2020, the Company owed $4,472 to Good Hope.

4. **Lease**

The Company categorizes leases with contractual terms longer than twelve months as either operating or finance. . Finance leases are generally those leases that allow us to substantially utilize or pay for the entire asset over its estimated life. All other leases are categorized as operating leases. Leases with contractual terms of 12 months or less are not recorded on the balance sheet. The Company had no finance leases during 2020.

Operating lease liabilities are recognized at the present value of the fixed lease payments using a discount rate (3.25%) based on similarly secured borrowings available to us. Right of use assets are recognized based on the initial present value of the fixed lease payments. Lease assets are tested for impairment in the same manner as long-lived assets used in operations.

Option to extend lease terms, terminate leases before the contractual expiration date, or purchase the leased asset, are evaluated for their likelihood of exercise. If it is reasonably certain that the option will be exercised, the option is considered in determining the classification and measurement of the lease.

5. **Net Capital Requirements**

The Company, as a member of the FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1, and that equity may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

At December 21, 2020, the Company's net capital was $377,948 which was $372,948 in excess of its minimum requirement of $5,000 SEC Rule 15c3-1.

6. **Subsequent Events**

The Company has evaluated subsequent events through the date of issuance of these financial statements on February 23rd, 2021. Based on this evaluation, the Company has determined that no events have occurred that were to be recognized or disclosed in the financial statements.